Via Facsimile and U.S. Mail
Mail Stop 6010

August 11, 2009

Keith A. Jensen
Senior Vice President (principal financial and accounting officer)
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

      Re: **American Financial Group, Inc.**
               Form 10-K for the Year Ended December 31, 2008
               Filed on February 27, 2009
               Definitive Proxy Statement filed March 27, 2009
               Filed on March 27, 2009
               File No. 001-13653

Dear Mr. Jensen:

      We have completed our review of your Form 10-K and your Definitive Proxy Statement have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief